UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

An Authorized Capital Publicly-held Company

CNPJ/MF No. 90.400.888/0001-42

NIRE 35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” or “Company”), in response to OFFICIAL LETTER/CVM/SEP/GEA-1/No. 290/2014 received on May 20, 2014, requesting clarification about the news disclosed by Valor Econômico newspaper on said date, titled “Santander ligará Ambev a fornecedor” (Santander to connect Ambev to supplier), informing of an agreement between Santander Brasil and Ambev to enable that merchants that purchase products from Ambev make payment to Ambev upon use of Santander’s POS installed in their commercial establishments, clarifies that:

(i)        execution of the commercial agreement with Ambev (“Agreement”) is consistent with the Company’s strategy to expand in the sector of means of payment solution and acquisition broadly disclosed to the market. As also contained in our Reference Form, in the past years, we have been entering commercial agreements seeking to increase use of POS machines in the segments of bars, restaurants and supermarkets, as in the case of the commercial agreement signed with Sodexo in 2012 (item 7.2 of the Reference Form);

(ii)       following said same strategy, we have had a partnership with GetNet since 2010 for development of card processing and acquisition activities and, in April 2014, pursuant to the Material Fact disclosed on April 7, 2014, such business was reinforced. The Agreement is another step consistent with such strategy;

(iii)      the Agreement represents a new initiative of Santander Brasil in order to suit the needs of its consumers, through innovative solutions, and its financial impact is not relevant in the short/mid-term. Finally, any possible market share gain shall be gradual;

(iv)      accordingly, either for the fact that it is consistent with the information already broadly disclosed by the Company, or for the financial impact involved, in the Company’s opinion, the information submitted by Valor Econômico newspaper is not a material fact for purposes of Brazilian Securities Commission (CVM) Ruling No. 358/02.

São Paulo, May 21, 2014.

Carlos Alberto López Galán

Investors’ Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 21, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer